February 5, 2025

Yang Wu
Chief Executive Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 300
Stafford, Texas 77477

       Re: Microvast Holdings, Inc.
           Registration Statement on Form S-3
           Filed on January 24, 2025
           File No. 333-284496
Dear Yang Wu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed January 24, 2025
Cover Page

1. Please include, on your cover page, the disclosures required by the Division of
       Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in
       December 2021. In this regard, we note the disclosures you included in your Form S-1 filed on May 23, 2022.
General

2.     Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which
 February 5, 2025
Page 2

       could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the
       term    control    (including the terms    controlling,       controlled
by,    and    under
       common control with   ) means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Alain Dermarkar